FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 3, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces New Appointments
and Changes to its Management Structure

Moscow, Russian Federation – October 3, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, enters a new phase in the optimization of the Company’s management structure and announces the creation of a number of new management positions.

Mr. Eric Franke, previously Director General of Ukrainian Mobile Communications (UMC), a 100%-owned subsidiary of MTS in Ukraine, has been appointed First Vice-President and COO of MTS. His responsibilities will include managing a number of the Company’s operating functions - Technical Strategy and Development, Information Technology (IT) and Logistics.

Mr. Eric Franke assumes his new position from October 3, 2005. Mr. Adam Wojacki, UMC’s Deputy Director General and Director of Marketing, will serve as Acting Director General of UMC.

Mr. Mikhail Shamolin has been appointed Vice-President for Sales and Customer Service. He will be in charge of managing the Sales and Customer Service division and be responsible for MTS’ Russian macro-regional business units.

The Corporate Development and Strategy functions have been integrated into one division. Ms. Tatiana Evtushenkova, previously Vice-President for Investments and Corporate Development, has been appointed Vice-President for Strategy and Corporate Development.

Mr. Dmitry Prokhorenko, previously Director of Human Resources (HR) at MTS, has been appointed Vice-President for Human Resources. Raising the status of the HR division highlights the importance placed by the Company on applying an efficient staffing policy and implementing uniform talent management standards at MTS.

These new positions have been created within the framework of the management optimization program initiated in 2003. A vital stage of this program was the implementation of a three-tiered management structure comprising of the Corporate Center, Macro-Regional and Regional business units, as well as a greater degree of centralization in such key functions as Strategy, Marketing, Sales and Customer Service, Technical, IT, and Finance and Investments. The most recent changes are aimed at bringing the Company’s management structure in line with its key business priorities.

“The changes in the management structure are due to the further implementation of the management optimization program and are aimed at further strengthening MTS’ leadership position in its markets of operation. The appointments of Eric Franke and Mikhail Shamolin bring additional talent and professional knowledge to our management team,” highlighted MTS’ President and CEO, Vassily Sidorov.

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Biographies

Erik Franke

Born in 1955. Graduated from Delft University.

In 1982 Mr. Franke began work at Ericsson in The Hague, Netherlands, moving to Koning&Hartman Company in 1984. In 1988 he was invited back to join Ericsson as Director of Mobile Communications and, in 1994, he was appointed Ericsson’s Vice-President for Russia and the CIS.

In August 1998 Mr. Franke became Director for Mobile Communications at GTS (Golden Telecom). His responsibilities included, among others, management of the Company’s activities in Ukraine.

In March 2001 Mr. Franke was appointed Director General of UMC. During his time at UMC, the number of UMC subscribers increased from 500 thousand to 10 million.

Mikhail Shamolin

Born in 1970. Graduated from the Moscow State Automobile and Road Construction Institute in 1992.

In 1993 Mr. Shamolin received a second degree from the Russian Academy of State Service of the President of Russian Federation. In 1996-97 he completed an executive program in Finance and Accounting at the University of Pennsylvania’s Wharton School of Business.

Mr. Shamolin worked McKinsey&Co. from 1998 to 2004. From 2004 to 2005 he worked at Interpipe Corp. (Ukraine) as Managing Director of the Ferroalloys Division.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 223 2025
Andrey Braginski, Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 48.33 million subscribers. The regions of Russia, as well as Belarus, Ukraine, Uzbekistan, and Turkmenistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: October 3, 2005